SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             Kerr-McGee Corporation
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    492386107
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      492386107              SCHEDULE 13D/A       PAGE 2 OF 7 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                4,378,000 (including options to purchase up to
                                1,576,900 Shares) (see Item 5)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     4,378,000 (including options to purchase up to
                                1,576,900 Shares) (see Item 5)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,378,000 (including options to purchase up to 1,576,900 Shares) (see Item 5)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      492386107              SCHEDULE 13D/A       PAGE 3 OF 7 PAGES
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The Schedule 13D filed on March 3, 2005 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the common stock, $1.00 par value (the "Shares"), of Kerr-McGee Corporation (the "Issuer"), as amended by Amendment No. 1 dated March 10, 2005, is hereby amended and restated as set forth below by this Amendment No. 2 to the Schedule 13D.

ITEM 1.           SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the shares ("Shares") of common stock, $1.00 par value, of Kerr-McGee Corporation (the "Issuer"). The principal executive office of the Issuer is located at Kerr-McGee Center, Oklahoma City, Oklahoma 73125.

ITEM 2.           IDENTITY AND BACKGROUND.

          (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals"). Any disclosures made herein with respect to persons or entities other than the Reporting Person and the Principals are made on information and belief after making inquiry to the appropriate party. By virtue of communications with the Issuer by representatives of Icahn Partners LP, Icahn Partners Master Fund LP and High River Limited Partnership (collectively, the "Icahn Group") and of the Reporting Person, and the determination to solicit proxies on behalf of Messrs. Rosenstein and Icahn as candidates for director of the Issuer at the Issuer's 2005 annual meeting of stockholders, as each is more fully described in Item 4, the Reporting Person may be deemed to have formed a "group" with the Icahn Parties within the meaning of Rule 13d-5(b)(1) under the Act. Accordingly, such persons may be deemed to beneficially own the Shares that are beneficially owned by the Reporting Person and the Icahn Group. The Reporting Person expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Person's management and control. The securities reported herein as being beneficially owned by the Reporting Person do not include any securities held by the Icahn Group or any other person or entity other than the various accounts under the Reporting Person's management and control.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 4,378,000 Shares reported herein by the Reporting Person, 2,801,100 Shares were acquired at an aggregate purchase price of approximately $174,730,022.67, and the remaining 1,576,900 Shares represent options to acquire Shares, which options were acquired at an aggregate purchase price of approximately $7,240,922.47. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person originally acquired Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investment opportunity. On or about February 23, 2004, representatives of the Reporting Person and the Icahn Group spoke with Luke R. Corbett, Chairman and Chief Executive Officer of the Issuer, and suggested various actions to be taken by the Issuer that they believe would enhance stockholder value. These suggestions were then memorialized in a letter to the Issuer on March 3, 2005, a copy of which is attached hereto as Exhibit A and incorporated herein by reference. Pursuant to discussions among the Reporting Person and the Icahn Group, on March 2, 2005 the Icahn Group notified the Issuer that it proposed to nominate Barry Rosenstein and Carl Icahn for election to the Issuer's board of directors at the 2005 annual meeting of stockholders. Based on the March 2, 2005 deadline for stockholders to submit proposals, as set forth in the Issuer's bylaws, the Reporting Person and the Icahn Group believed it necessary to preserve their right to nominate Messrs. Rosenstein and Icahn as candidates, and to solicit proxies in favor of these nominees, should the Issuer not take what they believed to be satisfactory measures in pursuit of stockholder value.

         On March 10, 2005, the Reporting Person and the Icahn Group sent a letter to the Issuer regarding their proposal to increase stockholder value. A copy of the letter is attached hereto as Exhibit C and is incorporated herein by reference.


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CUSIP NO.      492386107              SCHEDULE 13D/A       PAGE 4 OF 7 PAGES
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         On or about March 10, 2005, the Issuer filed a complaint in the United
States District Court for the Western District of Oklahoma naming as defendants the Reporting Person, the Principals and the Icahn Group, among others, which complaint was amended on or about March 14, 2005 (the "Amended Complaint"). In the Amended Complaint, the Issuer alleged, among other things (i) violation of reporting requirements of Section 13(d) of the Act and Rule 13d-1 thereunder,
(ii) failure of the Icahn Group's notification of its intention to nominate Messrs. Rosenstein and Icahn as directors to comply with the Issuer's By-Law requirements and (iii) violation of Section 14(a) of the Act and Rule 14a-9 thereunder. The Amended Complaint seeks, among other things, a declaratory judgment that the proposed nominations of Messrs. Rosenstein and Icahn as directors are invalid. A copy of the Amended Complaint is attached hereto as Exhibit D.

         The Reporting Person has determined to solicit proxies on behalf of Messrs. Rosenstein and Icahn as candidates for director of the Issuer at the Issuer's 2005 annual meeting of stockholders. Accordingly, a preliminary proxy statement was filed by the Reporting Person, the Icahn Group and certain related parties on March 24, 2005.

         Neither the Reporting Person nor the Principals has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the Issuer's response to the actions suggested by the Reporting Person and the Icahn Group, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing further discussions with the Issuer, other stockholders and third parties and/or otherwise changing its intention with respect to any and all matters referred to in Item 4.

THE REPORTING PERSON, THE ICAHN GROUP AND CERTAIN RELATED PARTIES FILED A PRELIMINARY PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2005 RELATING TO THEIR SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF KERR-MCGEE WITH RESPECT TO THE KERR-MCGEE 2005 ANNUAL MEETING OF STOCKHOLDERS. THE PRELIMINARY PROXY STATEMENT CONTAINS DETAILED INFORMATION REGARDING THE NAMES, AFFILIATION AND INTERESTS OF PERSONS WHO MAY BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES OF KERR-MCGEE'S STOCKHOLDERS. THESE PARTIES INTEND TO FILE A DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS MAY BE OBTAINED WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND THE DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF KERR-MCGEE CORPORATION.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 163,442,818 Shares outstanding, which is the total number of Shares outstanding as of March 11, 2005 as reported in the Issuer's preliminary proxy statement filed on March 18, 2005.

         As of the close of business on March 23, 2005, the Reporting Person may be deemed to beneficially own 4,378,000 Shares (including options to purchase up to 1,576,900 Shares), constituting approximately 2.7% of the Shares outstanding. Upon information and belief, the Icahn Group, as of the close of business on March 23, 2005, may be deemed to beneficially own 7,801,500 Shares. Accordingly, the 12,179,500 Shares that may be deemed to be beneficially owned in the aggregate by the Reporting Person and the Icahn Group as a "group," as of the close of business on March 23, 2005, constitutes approximately 7.5% of the Shares outstanding. The Reporting Person expressly disclaims beneficial ownership of securities held by the Icahn Group or any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Person's management and control.

         (b) The Reporting Person has sole voting and dispositive powers over the 4,378,000 Shares reported herein (including, if such options are exercised, the 1,576,900 Shares underlying the options reported herein), which powers are exercised by the Principals.

         (c) The Reporting Person has effected no transactions in the Shares since its most recent filing on Schedule 13D. Option holdings of the Reporting Person are set forth below in Item 6.

         (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.


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CUSIP NO.      492386107              SCHEDULE 13D/A       PAGE 5 OF 7 PAGES
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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE COMPANY.

         As set forth below, the Reporting Person holds, as of the close of business on March 23, 2005, options to acquire 1,576,900 Shares, each of which was acquired on the open market:


                 Shares
   Date of     Underlying     Exercise Price                     Purchase Price
  Purchase       Options      per Share ($)    Expiration Date   per Option ($)
-------------------------------------------------------------------------------
  02/28/05        73,300          80.00            04/15/05           2.0558
  03/01/05       100,000          80.00            04/15/05           2.7408
  03/02/05       126,900          80.00            04/15/05           3.1693
  03/17/05       352,200          80.00            04/15/05           2.8197
  03/17/05       180,200          75.00            04/15/05           6.7099
  03/17/05       356,600          75.00            04/15/05           6.0286
  03/18/05       135,800          80.00            04/15/05           3.8348
  03/18/05        81,900          75.00            04/15/05           7.0596
  03/21/05        20,000          80.00            04/15/05           4.1500
  03/21/05        50,000          75.00            04/15/05           7.4000
  03/21/05       100,000          80.00            05/20/05           5.1000

         As more fully described in Item 4, pursuant to discussions among the Reporting Person and the Icahn Group, on March 2, 2005 the Icahn Group notified the Issuer that it proposed to nominate Barry Rosenstein and Carl Icahn for election to the Issuer's board of directors at the 2005 annual meeting of stockholders. Representatives of the Reporting Person and the Icahn Group have suggested various actions to the Issuer that they believe would enhance stockholder value.

         On or about March 14, 2005, the Issuer filed the Amended Complaint alleging, among other things, (i) violation of reporting requirements of Section 13(d) of the Act and Rule 13d-1 thereunder, (ii) failure of the Icahn Group's notification of its intention to nominate Messrs. Rosenstein and Icahn as directors to comply with the Issuer's By-Law requirements and (iii) violation of
Section 14(a) of the Act and Rule 14a-9 thereunder. The Amended Complaint seeks, among other things, a declaratory judgment that the proposed nominations of Messrs. Rosenstein and Icahn as directors are invalid. A copy of the Amended Complaint is attached hereto as Exhibit D.

         The Reporting Person has determined to solicit proxies on behalf of Messrs. Rosenstein and Icahn as candidates for director of the Issuer at the Issuer's 2005 annual meeting of stockholders. Accordingly, a preliminary proxy statement was filed by the Reporting Person, the Icahn Group and certain related parties on March 24, 2005. The Reporting Peson and the Icahn Group have agreed to each pay half of the costs related to the proxy solicitation, except that each will bear its own legal expenses.

         Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A - Letter to the Issuer dated March 3, 2005 (previously filed).

2. Exhibit B - [reserved]

3. Exhibit C - Letter to the Issuer dated March 10, 2005 (previously filed).

4. Exhibit D - Amended Complaint dated March 14, 2005.


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CUSIP NO.      492386107             SCHEDULE 13D/A         PAGE 6 OF 7 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry S. Rosenstein
                                               ---------------------------
                                               Name: Barry S. Rosenstein
                                               Title:   Managing Director


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director


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CUSIP NO.      492386107             SCHEDULE 13D/A         PAGE 7 OF 7 PAGES
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                                  EXHIBIT INDEX

1. Exhibit A - Letter to the Issuer dated March 3, 2005 (previously filed).

2. Exhibit B - [reserved].

3. Exhibit C - Letter to the Issuer dated March 10, 2005 (previously filed).

4. Exhibit D - Amended Complaint dated March 14, 2005.